August 30, 2018

Via E-mail
Liam J. Kelly
President and Chief Executive Officer
Teleflex Incorporated
550 East Swedesford Road, Suite 400
Wayne, Pennsylvania 19087

       Re:     Teleflex Incorporated
               Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 22, 2018
               File No. 1-05353

Dear Mr. Kelly:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to this comment, we may have additional comments.

General

   1. It appears from your website that your products are available in North Korea, Sudan and
      Syria. North Korea, Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls.
      You do not include disclosure in the Form 10-K about contacts with those countries.
      Please describe to us the nature and extent of any past, current and anticipated contacts with North Korea, Sudan and Syria, whether through subsidiaries, distributors or other direct or indirect arrangements. You should describe any products, technology or services you have provided to North Korea, Sudan and Syria directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.
 Liam J. Kelly
Teleflex Incorporated
August 30, 2018
Page 2


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-
3470 if you have any questions about the comment or our review.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk


cc:    Amanda Ravitz
       Assistant Director
       Division of Corporation Finance